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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        N-Viro International Corporation
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                                (Name of Issuer)


                        Common Shares, without par value
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                         (Title of Class of Securities)


                                   62944W207
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                                 (CUSIP Number)

                              J. Patrick Nicholson
                               2025 Richmond Road
                               Toledo, Ohio 43607
                                 (419) 535-0098
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With copies to:
                             Martin D. Werner, Esq.
                              Werner & Blank, LLC
                             7205 West Central Ave.
                               Toledo, Ohio 43617
                                 (419) 841-8051


                                October 27, 2003
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)
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CUSIP NO. 62944W207
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1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    J. Patrick Nicholson
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    N/A
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    508,438 shares           19.25%
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0 shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    508,438 shares                    19.25%
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     508,438 shares
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     Not Applicable
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.25%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of N-Viro International Corporation, an Ohio corporation (the "Issuer".) The Issuer's principal executive office address is 3450 W. Central Avenue, Toledo, Ohio 43606.

ITEM 2. IDENTITY AND BACKGROUND

        (a)     J. Patrick Nicholson

        (b)     2025 Richmond Road, Toledo, Ohio 43607

        (c) J. Patrick Nicholson is retired and previously served as the Chairman of the Board and CEO of the Issuer.

        (d-e)   During the last five years, J. Patrick Nicholson has not been
                (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        (f)     United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

J. Patrick Nicholson was a founder of the Issuer and acquired his current interest in the Issuer in its initial public offering on October 12, 1993.

ITEM 4. PURPOSE OF TRANSACTION

The securities covered by this Statement were acquired by J. Patrick Nicholson for the purpose of investment. J. Patrick Nicholson intends to take such actions as J. Patrick Nicholson deems appropriate to enhance the value of his investment. J. Patrick Nicholson has no present intention to acquire additional shares of Common Stock and may dispose of all or some portion of the Common Stock owned by him as permitted by applicable securities laws.

Other than the foregoing, J. Patrick Nicholson has no present plan or proposal which relates to or would result in any of the items listed in subparagraphs (a) through (j) of the General Instructions for Item 4.


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



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


        (a) J. Patrick Nicholson beneficially owns 508,438 shares of Common Stock, or 19.25% of the outstanding shares of Common Stock of the Issuer, based upon information provided in the Issuer's Proxy Statement under cover of Schedule 14A as filed October 22, 2003.

                J. Patrick Nicholson owns one share of the Issuer's Series A Redeemable Preferred Stock, par value $.01 per share, (the "Preferred Stock") representing 100% of the outstanding shares of Preferred Stock.

        (b)     Not applicable.

        (c)     Transaction Type             Date             Amount        Price Per Share      How Effected
                ----------------      -----------------       ------        ---------------      ------------
                     Sale             9/1/03 - 10/1/03        33,274          $2.45 - $2.65         Broker


        (d-e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

J. Patrick Nicholson recently settled certain litigation related to his former position as a director and his consulting position with the Issuer as fully disclosed in the Issuer's Form 8-K filed August 29, 2003. As a part of the settlement J. Patrick Nicholson was issued one share of the Issuer's Series A Redeemable Preferred Stock $0.01 par value. The terms of the Preferred Stock grant to J. Patrick Nicholson the ability to elect one director to the Issuer's Board. The terms of the Preferred Stock are fully disclosed in the Issuer's Form 8-K filed August 29, 2003.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 27, 2003                          By:  /s/ J. Patrick Nicholson
                                                      ------------------------

Name/Title:                                       J. Patrick Nicholson



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